UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 14D-9


       Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934


                            BellaVista Capital, Inc.
                            (Name of Subject Company)


                            BellaVista Capital, Inc.
                     (Name(s) of Person(s) Filing Statement)


                                  Common Stock
                         (Title of Class of Securities)

                                      None
                      (CUSP Number of Class of Securities)

                            Michael Rider, President
                            BellaVista Capital, Inc.
                          420 Florence Street Suite 200
                               Palo Alto, CA 94301
                                 (650) 328-3060

                                    Copy to:

                                 Paul Derenthal
                           Derenthal & Dannhauser LLP
                            One Post Street Suite 575
                             San Francisco, CA 94104
                                 (650) 328-3060


    (Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.  SUBJECT COMPANY INFORMATION.

         The name of the subject company is BellaVista Capital, Inc., a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 420 Florence Street Suite 200, Palo Alto, California 94301. The Company's telephone number at that address is (650) 328-3060.

         The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $0.01 per share (the "Shares"). The number of Shares outstanding as of September 30, 2005 was 14,991,325.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

         This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above.

         This Schedule 14D-9 relates to a tender offer (the "Offer") made on October 17, 2005 by Sutter Opportunity Fund 3, LLC; Sutter Opportunity Fund 3 Tax Exempt, LLC; MPF-NY 2005, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Flagship Fund 11; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Fund 3, LLC; and MPF Income Fund 23, LLC (collectively, "MPF") to purchase up to 1,000,000 Shares at a purchase price equal to $2.25 per Share, less the amount of any dividends declared or made with respect to the Shares between October 17, 2005 and November 28, 2005 or a later date to which the Offer may be extended, upon the terms and subject to the conditions set forth in an Offer to Purchase dated October 17, 2005.

         As set forth in MPF's Schedule TO filed with the Securities and Exchange Commission (the "SEC") on October 17, 2005, the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Not applicable.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         The Company's Board of Directors (the "Board") has reviewed and carefully considered the Offer and has concluded that the consideration provided by the Offer is inadequate to the shareholders of the Company.

         The Board unanimously recommends that shareholders reject the Offer and not tender their Shares. Shareholders are urged to carefully consider the factors set forth herein and the information set forth in the Letter to the Shareholders, dated as of October 28, 2005, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.

         No member of the Board and none of the Company's executive officers, affiliates or subsidiaries intends to tender or sell any Shares in the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         During the past sixty (60) days, no transactions with respect to the Shares have been effected by the Company or its executive officers, directors and affiliates.



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

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Not applicable.

ITEM 8.  ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Shareholders, dated as of October 28, 2005, a copy of which is attached hereto as Exhibit (a)(1) and incorporated herein by reference.

ITEM 9.  EXHIBITS.

        (a)(1) Letter to Shareholders dated October 28, 2005.

        (e) Not applicable.

        (g) Not applicable.





                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 28, 2005                 BellaVista Capital, Inc


                                          /s/ MICHAEL RIDER
                                          ---------------------------
                                          Name:    Michael Rider
                                          Title:   President













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